02052355

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC MAIL PROCESSING RECEIVED AUG 23 2002 WASH, D.C. 165 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated August 22, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

333-72082
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 22, 2002.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Michael J. Tarpley
Title: Assistant Secretary

PROCESSED
AUG 28 2002
THOMSON FINANCIAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: August 22, 2002
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2002-9)
(Exact name of registrant as specified in charter)

Delaware	333-72082	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

12855 North Outer Forty Drive, St. Louis, Missouri	63141
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (314) 851-1467

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2002-9

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Bear, Stearns & Co. Inc. that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Michael J. Tarpley
Assistant Secretary

Dated: August 22, 2002

EXHIBIT INDEX

Exhibit No.		Page No.
I	Computational Materials/Structural Term Sheets prepared by Bear, Stearns & Co. Inc.	5

O:\S&F\MORTGAGE\CMSI\2002\2002-9\8-K\8-KCOMPMATS2002-9V1.DOC

CM0209-BURKE

CM0209-BURKE Class A1 (IA-1) SEN/PAC/FIX Pac Not Avail {S&P:AAA Fitch:AAA } <P>

Orig Bal 65,774,058 Fac 1.00000 Coup 4.125 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A1 (IA-1)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	3.81	3.81	3.81	Avg. Life
	09/02	09/02	09/02	1st Prin
	03/10	03/10	03/10	Last Prin
99: 7	4.31	4.31	4.31	Yield
	3.39	3.39	3.39	Duration
99:11	4.27	4.27	4.27	Yield
	3.39	3.39	3.39	Duration
99:15	4.24	4.24	4.24	Yield
	3.39	3.39	3.39	Duration
99:19	4.20	4.20	4.20	Yield
	3.39	3.39	3.39	Duration
99:23	4.16	4.16	4.16	Yield
	3.40	3.40	3.40	Duration
99:27	4.13	4.13	4.13	Yield
	3.40	3.40	3.40	Duration
99:31	4.09	4.09	4.09	Yield
	3.40	3.40	3.40	Duration

00005

CM0209-BURKE

CM0209-BURKE Class A2 (IA-2) SEN/PAC/FLT Pac Not Avail {S&P:AAA Fitch:AAA } <P>

Orig Bal 62,119,942 Fac 1.00000 Coup 2.240 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A2 (IA-2)

Price	125% PSA 1.8400% 3.81 09/02 03/10	300% PSA 1.8400% 3.81 09/02 03/10	400% PSA 1.8400% 3.81 09/02 03/10	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99.593750	2.36 3.57	2.36 3.57	2.36 3.57	Yield Duration
99.718750	2.33 3.57	2.33 3.57	2.33 3.57	Yield Duration
99.843750	2.29 3.57	2.29 3.57	2.29 3.57	Yield Duration
99.968750	2.26 3.58	2.26 3.58	2.26 3.58	Yield Duration
100.093750	2.22 3.58	2.22 3.58	2.22 3.58	Yield Duration
100.218750	2.19 3.58	2.19 3.58	2.19 3.58	Yield Duration
100.343750	2.15 3.58	2.15 3.58	2.15 3.58	Yield Duration

00006

CM0209-BURKE

CM0209-BURKE Class A2 (F) _______Floater(FS) Pac Not Avail <P>

Orig Bal 62,119,942 Fac 1.00000 Coup 2.240 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: A2 (F)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	3.81	3.81	3.81	Avg. Life
	09/02	09/02	09/02	1st Prin
	03/10	03/10	03/10	Last Prin
99:20	2.36	2.36	2.36	Yield
	3.57	3.57	3.57	Duration
99:24	2.32	2.32	2.32	Yield
	3.57	3.57	3.57	Duration
99:28	2.29	2.29	2.29	Yield
	3.57	3.57	3.57	Duration
100: 0	2.25	2.25	2.25	Yield
	3.58	3.58	3.58	Duration
100: 4	2.22	2.22	2.22	Yield
	3.58	3.58	3.58	Duration
100: 8	2.18	2.18	2.18	Yield
	3.58	3.58	3.58	Duration
100:12	2.15	2.15	2.15	Yield
	3.58	3.58	3.58	Duration

00007

CM0209-BURKE

CM0209-BURKE Class A2 (F) _______Floater(FS) Pac Not Avail <P>

Orig Bal 62,119,942 Fac 1.00000 Coup 2.240 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: A2 (F)

Price	125% PSA 1.8400% 3.81 09/02 03/10	300% PSA 1.8400% 3.81 09/02 03/10	400% PSA 1.8400% 3.81 09/02 03/10	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:18+	2.37 51.71	2.37 51.71	2.37 51.71	Yield DM (360)
99:22+	2.33 48.24	2.33 48.24	2.33 48.24	Yield DM (360)
99:26+	2.30 44.76	2.30 44.76	2.30 44.76	Yield DM (360)
99:30+	2.26 41.30	2.26 41.30	2.26 41.30	Yield DM (360)
100: 2+	2.23 37.84	2.23 37.84	2.23 37.84	Yield DM (360)
100: 6+	2.19 34.38	2.19 34.38	2.19 34.38	Yield DM (360)
100:10+	2.16 30.93	2.16 30.93	2.16 30.93	Yield DM (360)

00008

CM0209-BURKE

CM0209-BURKE Class A3 (IA-3) SEN/INV/FLT/IO Pac Not Avail {S&P:AAA Fitch:AAA } <P>

Orig Bal 62,119,942 Fac 1.00000 Coup 6.260 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

-1.0000 x 1-mo LIBOR + 8.1000 Cap 8.1000 @ 0.0000 Floor 0.0000 @ 8.1000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A3 (IA-3)

Price	125% PSA 1.8400% 3.81 09/02 03/10	300% PSA 1.8400% 3.81 09/02 03/10	400% PSA 1.8400% 3.81 09/02 03/10	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
9:12	58.17 1.05	58.17 1.05	58.17 1.05	Yield Duration
9:16	56.93 1.07	56.93 1.07	56.93 1.07	Yield Duration
9:20	55.72 1.08	55.72 1.08	55.72 1.08	Yield Duration
9:24	54.55 1.10	54.55 1.10	54.55 1.10	Yield Duration
9:28	53.40 1.11	53.40 1.11	53.40 1.11	Yield Duration
10: 0	52.29 1.13	52.29 1.13	52.29 1.13	Yield Duration
10: 4	51.20 1.14	51.20 1.14	51.20 1.14	Yield Duration

00009

CM0209-BURKE

CM0209-BURKE Class A3 (IA-3) SEN/INV/FLT/IO Pac Not Avail {S&P:AAA Fitch:AAA } <P>

Orig Bal 62,119,942 Fac 1.00000 Coup 6.260 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

-1.0000 x 1-mo LIBOR + 8.1000 Cap 8.1000 @ 0.0000 Floor 0.0000 @ 8.1000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A3 (IA-3)

Price	125% PSA 1.8400% 3.81 09/02 03/10	300% PSA 1.8400% 3.81 09/02 03/10	400% PSA 1.8400% 3.81 09/02 03/10	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
9:19	56.02 1.08	56.02 1.08	56.02 1.08	Yield Duration
9:23	54.84 1.09	54.84 1.09	54.84 1.09	Yield Duration
9:27	53.68 1.11	53.68 1.11	53.68 1.11	Yield Duration
9:31	52.56 1.12	52.56 1.12	52.56 1.12	Yield Duration
10: 3	51.47 1.14	51.47 1.14	51.47 1.14	Yield Duration
10: 7	50.40 1.15	50.40 1.15	50.40 1.15	Yield Duration
10:11	49.36 1.17	49.36 1.17	49.36 1.17	Yield Duration

00010

CM0209-BURKE

CM0209-BURKE Class A4 (IA-4) SEN/TAC/FIX {S&P:AAA Fitch:AAA } <P>

Orig Bal 100,720,000 Fac 1.00000 Coup 6.250 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A4 (IA-4)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	12.54	3.70	2.78	Avg. Life
	12/08	09/02	09/02*	1st Prin
	10/22	07/11	03/10*	Last Prin
100: 8	6.25	6.12	6.06	Yield
	8.29	3.10	2.44	Duration
100:12	6.24	6.08	6.01	Yield
	8.30	3.10	2.45	Duration
100:16	6.22	6.04	5.96	Yield
	8.30	3.10	2.45	Duration
100:20	6.21	6.00	5.91	Yield
	8.30	3.10	2.45	Duration
100:24	6.19	5.96	5.86	Yield
	8.31	3.11	2.45	Duration
100:28	6.18	5.92	5.81	Yield
	8.31	3.11	2.45	Duration
101: 0	6.16	5.88	5.76	Yield
	8.31	3.11	2.45	Duration

00011

CM0209-BURKE

CM0209-BURKE Class A4 (IA-4) SEN/TAC/FIX {S&P:AAA Fitch:AAA } <P>

Orig Bal 100,720,000 Fac 1.00000 Coup 6.250 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A4 (IA-4)

Price	125% PSA 1.8400% 12.54 12/08 10/22	300% PSA 1.8400% 3.70 09/02 07/11	400% PSA 1.8400% 2.78 09/02* 03/10*	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:28	6.30 8.28	6.24 3.09	6.21 2.44	Yield Duration
100: 0	6.28 8.28	6.20 3.09	6.16 2.44	Yield Duration
100: 4	6.27 8.29	6.16 3.09	6.11 2.44	Yield Duration
100: 8	6.25 8.29	6.12 3.10	6.06 2.44	Yield Duration
100:12	6.24 8.30	6.08 3.10	6.01 2.45	Yield Duration
100:16	6.22 8.30	6.04 3.10	5.96 2.45	Yield Duration
100:20	6.21 8.30	6.00 3.10	5.91 2.45	Yield Duration

00012

CM0209-BURKE

CM0209-BURKE Class A4 (CA) ________Prorata(CD) <P>

Orig Bal 100,720,000 Fac 1.00000 Coup 6.250 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: A4 (CA)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	12.54	3.70	2.78	Avg. Life
	12/08	09/02	09/02*	1st Prin
	10/22	07/11	03/10*	Last Prin
99:13	6.35	6.39	6.40	Yield
	8.26	3.08	2.43	Duration
99:17	6.34	6.35	6.35	Yield
	8.27	3.08	2.44	Duration
99:21	6.32	6.31	6.30	Yield
	8.27	3.08	2.44	Duration
99:25	6.31	6.27	6.25	Yield
	8.28	3.09	2.44	Duration
99:29	6.29	6.23	6.20	Yield
	8.28	3.09	2.44	Duration
100: 1	6.28	6.19	6.15	Yield
	8.28	3.09	2.44	Duration
100: 5	6.26	6.15	6.10	Yield
	8.29	3.09	2.44	Duration

00013

CM0209-BURKE

CM0209-BURKE Class A5 (F1) _______Floater(CB) <P>

Orig Bal 10,525,782 Fac 1.00000 Coup 3.340 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 1.5000 Cap 8.0000 @ 6.5000 Floor 1.5000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: A5 (F1)

Price	125% PSA 1.8400% 21.87 10/22 06/26	300% PSA 1.8400% 10.06 07/11 01/14	400% PSA 1.8400% 1.22 09/02 07/04	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:20	3.39 152.42	3.41 154.40	3.68 181.60	Yield DM (360)
99:24	3.38 151.62	3.39 152.93	3.58 171.05	Yield DM (360)
99:28	3.37 150.81	3.38 151.47	3.47 160.51	Yield DM (360)
100: 0	3.36 150.00	3.36 150.00	3.36 149.99	Yield DM (360)
100: 4	3.36 149.19	3.35 148.53	3.26 139.49	Yield DM (360)
100: 8	3.35 148.39	3.33 147.07	3.15 129.00	Yield DM (360)
100:12	3.34 147.58	3.32 145.61	3.04 118.53	Yield DM (360)

00014

CM0209-BURKE

CM0209-BURKE Class A7 (A7) __Seq(SR) <P>

Orig Bal 21,000,000 Fac 1.00000 Coup 6.200 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: A7 (A7)

Price	125% PSA 1.8400% 23.27 09/05 07/32	300% PSA 1.8400% 14.68 09/05 07/32	400% PSA 1.8400% 10.17 09/05 07/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99: 3	6.32 11.55	6.33 9.13	6.35 7.17	Yield Duration
99: 7	6.31 11.56	6.32 9.13	6.33 7.17	Yield Duration
99:11	6.30 11.56	6.31 9.13	6.31 7.17	Yield Duration
99:15	6.29 11.57	6.29 9.14	6.30 7.18	Yield Duration
99:19	6.28 11.58	6.28 9.14	6.28 7.18	Yield Duration
99:23	6.27 11.59	6.27 9.15	6.26 7.18	Yield Duration
99:27	6.26 11.60	6.25 9.15	6.24 7.19	Yield Duration

00015

CM0209-BURKE

CM0209-BURKE Class A8 (IA-8) SEN/NAS/FIX {S&P:AAA Fitch:AAA } <P>

Orig Bal 30,000,000 Fac 1.00000 Coup 6.250 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A8 (IA-8)

Price	125% PSA 1.8400% 14.90 09/07 07/32	300% PSA 1.8400% 11.10 09/07 07/32	400% PSA 1.8400% 9.98 09/07 07/32	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
100:20+	6.22	6.19	6.18	Yield
	9.03	7.56	7.06	Duration
100:24+	6.20	6.18	6.17	Yield
	9.04	7.56	7.06	Duration
100:28+	6.19	6.16	6.15	Yield
	9.04	7.56	7.07	Duration
101: 0+	6.17	6.14	6.13	Yield
	9.05	7.57	7.07	Duration
101: 4+	6.16	6.13	6.11	Yield
	9.06	7.57	7.07	Duration
101: 8+	6.15	6.11	6.10	Yield
	9.06	7.57	7.08	Duration
101:12+	6.13	6.09	6.08	Yield
	9.07	7.58	7.08	Duration

00016

CM0209-BURKE

CM0209-BURKE Class A8 (IA-8) SEN/NAS/FIX {S&P:AAA Fitch:AAA } <P>

Orig Bal 30,000,000 Fac 1.00000 Coup 6.250 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: A8 (IA-8)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	14.90	11.10	9.98	Avg. Life
	09/07	09/07	09/07	1st Prin
	07/32	07/32	07/32	Last Prin
100:11+	6.25	6.23	6.22	Yield
	9.02	7.55	7.05	Duration
100:15+	6.23	6.21	6.20	Yield
	9.03	7.55	7.06	Duration
100:19+	6.22	6.20	6.19	Yield
	9.03	7.55	7.06	Duration
100:23+	6.21	6.18	6.17	Yield
	9.04	7.56	7.06	Duration
100:27+	6.19	6.16	6.15	Yield
	9.04	7.56	7.07	Duration
100:31+	6.18	6.15	6.13	Yield
	9.05	7.57	7.07	Duration
101: 3+	6.16	6.13	6.12	Yield
	9.05	7.57	7.07	Duration

00017

CM0209-BURKE

CM0209-BURKE Class PT (IIA-1) GR2 SEN/PT/FIX {S&P:AAA Fitch:AAA } <P>

Orig Bal 97,754,000 Fac 1.00000 Coup 5.750 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: PT (IIA-1)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	6.28	4.40	3.72	Avg. Life
	09/02	09/02	09/02	1st Prin
	04/17	04/17	04/17	Last Prin
100:20	5.61	5.54	5.50	Yield
	4.87	3.62	3.14	Duration
100:24	5.59	5.51	5.46	Yield
	4.87	3.62	3.14	Duration
100:28	5.56	5.47	5.42	Yield
	4.87	3.62	3.14	Duration
101: 0	5.54	5.44	5.38	Yield
	4.88	3.62	3.14	Duration
101: 4	5.51	5.40	5.34	Yield
	4.88	3.63	3.15	Duration
101: 8	5.49	5.37	5.30	Yield
	4.89	3.63	3.15	Duration
101:12	5.46	5.34	5.26	Yield
	4.89	3.63	3.15	Duration

00018

CM0209-BURKE

CM0209-BURKE Class PT (IIA-1) GR2 SEN/PT/FIX {S&P:AAA Fitch:AAA } <P>

Orig Bal 97,754,000 Fac 1.00000 Coup 5.750 Mat 08/25/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 20-Aug-2002 Tranche: PT (IIA-1)

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	6.28	4.40	3.72	Avg. Life
	09/02	09/02	09/02	1st Prin
	04/17	04/17	04/17	Last Prin
101: 8+	5.48	5.37	5.30	Yield
	4.89	3.63	3.15	Duration
101:12+	5.46	5.33	5.26	Yield
	4.89	3.63	3.15	Duration
101:16+	5.43	5.30	5.22	Yield
	4.89	3.64	3.16	Duration
101:20+	5.41	5.27	5.18	Yield
	4.90	3.64	3.16	Duration
101:24+	5.38	5.23	5.14	Yield
	4.90	3.64	3.16	Duration
101:28+	5.36	5.20	5.10	Yield
	4.90	3.65	3.16	Duration
102: 0+	5.33	5.16	5.07	Yield
	4.91	3.65	3.17	Duration

00019

CM0209-BURKE

CM0209-BURKE Class PT () SENIOR <P>

Orig Bal 97,754,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: PT ( )

Price	125% PSA	300% PSA	400% PSA	prepay
				losses
	1.8400%	1.8400%	1.8400%	1M_LIB
	6.28	4.40	3.72	Avg. Life
	09/02	09/02	09/02	1st Prin
	04/17	04/17	04/17	Last Prin
101:11+	5.46	5.34	5.27	Yield
	4.89	3.63	3.15	Duration
101:15+	5.44	5.31	5.23	Yield
	4.89	3.64	3.16	Duration
101:19+	5.41	5.27	5.19	Yield
	4.90	3.64	3.16	Duration
101:23+	5.39	5.24	5.15	Yield
	4.90	3.64	3.16	Duration
101:27+	5.36	5.21	5.11	Yield
	4.90	3.65	3.16	Duration
101:31+	5.34	5.17	5.07	Yield
	4.91	3.65	3.17	Duration
102: 3+	5.31	5.14	5.04	Yield
	4.91	3.65	3.17	Duration

00020

CM0209-BURKE

CM0209-BURKE Class PT () SENIOR <P>

Orig Bal 97,754,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22832)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 19-Aug-2002 Tranche: PT ( )

Price	125% PSA 1.8400% 6.28 09/02 04/17	300% PSA 1.8400% 4.40 09/02 04/17	400% PSA 1.8400% 3.72 09/02 04/17	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
101: 4	5.51 4.88	5.40 3.63	5.34 3.15	Yield Duration
101: 8	5.49 4.89	5.37 3.63	5.30 3.15	Yield Duration
101:12	5.46 4.89	5.34 3.63	5.26 3.15	Yield Duration
101:16	5.44 4.89	5.30 3.64	5.22 3.16	Yield Duration
101:20	5.41 4.90	5.27 3.64	5.19 3.16	Yield Duration
101:24	5.39 4.90	5.24 3.64	5.15 3.16	Yield Duration
101:28	5.36 4.90	5.20 3.65	5.11 3.16	Yield Duration

00021